Terina Salerno

General Counsel

American Wagering, Inc.

Phone: (702) 735-0101-412

Fax: (702) 735-0142

E-mail: terinas@americanwagering.com

July 16, 2010

Via EDGAR

David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-0402

Mail Stop 3561

Re:     American Wagering, Inc.

Form 10-K for the fiscal year ended January 31, 2010

File No. 000-20685

Dear Mr. Humphrey:

This letter responds to your correspondence, dated June 4, 2010, providing comments to the Form 10-K for the year ended January 31, 2010 (the “Form 10-K”) filed by American Wagering, Inc. (the “Company”).  The purpose of this letter is to provide the Company’s responses to your questions and concerns.

Provided below are each of your comments from your letter (underscored), followed by the Company’s responses to those comments.

In connection with responding to your comments, the Company acknowledges the following:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended January 31, 2010

General

1.               You filed a Form 8-K on November 23, 2009 indicating that on November 17, 2009, AWI Gaming, Inc. entered into an Asset Purchase and Sales Agreement whereby AWI Gaming will sell to 777 Gaming, Inc., a Nevada corporation, certain of AWI Gaming’s assets related to and including the casino, hotel, land, and related business commonly known as Sturgeon’s Inn & Casino.  Exhibit 10.25 also indicates that Company engaged in continuing efforts to sell Sturgeon’s Inn & Casino.  However, your filing does not appear to indicate any disclosures associated with the sale of Sturgeon’s.  In fact, you state only that you intend monitor and make changes in Sturgeon’s lot mix and to increase its efficiency through cost reductions.  Considering the material nature of such a transaction, please tell us the reason you did not include any details related to the transaction and the corresponding impact it would have on your business.

AMERICAN WAGERING INCORPORATED

675 Grier Drive, Las Vegas, Nevada, U.S.A. 89119-3738 • 702 735-5529 • 702 735-0142

Response: On December 8, 2009, 777 Gaming, Inc. issued a request to the title company to cancel the escrow. AWI Gaming executed the cancellation on December 10, 2009.  The Company disclosed the failed transaction in its Quarterly Report on Form 10-Q for the period ended October 31, 2009, filed December 15, 2009.  The disclosure may be found in Item 1, Note 8—Subsequent Events, page 11.

2.               Your Form 8-K also indicates that the transaction is contingent upon receipt of a current appraisal of the “Acquired Assets”.  In this regard, please tell us, supplementally, the appraised value of such assets.

Response:  As indicated in our response to Item 1 above, the proposed sale was terminated and the termination occurred before an appraisal was contracted.

3.               As a related matter, we note that “Casinocity.com” identifies 777 Gaming, Inc. as the owner of Sturgeon’s Inn and Casino.  If true, please tell us when the sale took place.  In addition, the sales contract should be filed as an Exhibit.  Consideration should also be given to your reporting obligations pursuant to Item 2.01 of the Form 8-K, including the accompanying pro forma financial information required under 9.01(b).  Your attention is also invited to Rule 8-03(b)(4) of Regulation S-X with regard to your potential reporting obligations.  If you believe that no such information is required, please explain the basis for your conclusion.  We may have further comments upon review of your response.

Response:  The Company has no affiliation with Casinocity.com and is not responsible for what it publishes on such website; however, at our request, Casinocity.com has corrected the posting and its website now shows AWI Gaming, Inc. as the owner of Sturgeon’s Inn and Casino.

4.               Exhibit 10.26 indicates that you engaged Alpine Advisors LLC (“Alpine”) on an exclusive basis , to provide advisory services with respect to the exploration of: (i) strategic alternatives that may lead to the possible transaction through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, in which 50% or more of the voting power of the Client or all or a substantial portion of its business or assets are combined with or transferred to another company (a “Transaction”) and (ii) financing alternatives (a “Financing”).  However, your filing does not appear to include any subsequent event disclosures related to the appointment of Alpine.  Due to the material impact this agreement will have on your business, please tell us the reason you did not include these disclosures within the filing.

Response: The Company believes that it is unnecessary and potentially confusing to our investors to discuss the appointment of Alpine as a subsequent event in the Form 10-K for the following three reasons.  First, the relationship between the Company and Alpine, as correctly stated above, is to provide advisory services with respect to the exploration of Transaction or a Financing.  There is no guaranty that Alpine can provide the Company with (i) either a Transaction or Financing (ii) upon which the Company will be able to close on acceptable terms.  The Company believes that the appointment of Alpine is not a significant event, that it is not the relationship between Alpine and the Company that is of real importance; rather, it is whether the Company and any identified investor reach an agreement and complete the Transaction or Financing.  Second, the Company disclosed the Alpine relationship in the Form 8-K filed on March 18, 2010, and filed the Advisory Agreement as Exhibit 10.26 to the Form 10-K.  Third, as discussed below, the Company discussed the Alpine relationship in the Form 10-K  in Item 1A Risk Factors, Liquidity—If We Are Unable to Raise Additional Capital in the Near Term, We May be Unable to Satisfy Our Obligations as They Become Due, and other sections of the Form 10-K.

5.               In addition, due to the material impact the aforementioned transactions would have on your business, it appears that you should significantly revise your disclosures to include appropriate risk factors.  In addition, your MD&A disclosures should be revised to comply with Item 303(a)(3)(ii) of Regulation S-K.

Response: We believe it would be speculative and premature to suggest that such a transaction is probable or a material impact is likely to ensue.  The Company also believes that it did appropriately disclose the risk factors and possible material impact of the aforementioned circumstances on our business in the Form 10-K in Item 1A. Risk Factors, Liquidity—If We Are Unable to Raise Additional Capital in the Near Term, We May be Unable to Satisfy Our Obligations as They Become Due.  As we state in the Liquidity risk factor:

We recently engaged a financial advisor on an exclusive basis to provide advisory services to us, including the identification of potential investors in an offering of debt, equity or equity-linked securities of us, or a strategic based transaction involving us. No assurance can be given, however, that we will be able to raise any additional capital, through the efforts of our financial advisor or otherwise, or that such capital will be available to us on acceptable terms. Given the current financial market disruption, credit crisis and state of the economy, it may be particularly difficult at this time to raise any capital on acceptable terms. In the event we cannot raise additional capital or operations continue to decline, we may be unable to satisfy our obligations as they become due.

With regard to Item 303(a)(3)(ii) of Regulation S-K, the Regulation states in pertinent part:

Describe any known material trends, favorable or unfavorable, in the registrant’s capital resources. Indicate any expected material changes in the mix and relative cost of such resources. The discussion shall consider changes between equity, debt and any off-balance sheet financing arrangements

The Company and management believe its disclosures fulfill the material requirements of the Regulation.  First, with regard to the above transaction as stated in the Form 10-K in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Cash Flow,” pg. 21, we discuss unfavorable capital resource issues, the potential material adverse changes that may result therefrom, and consider the possible changes between equity, debt, and any off-balance sheet financing arrangements that may occur to fund a capital resource shortfall or financing.  For example, we state that

If our cash flow from operations and available credit is not sufficient to meet our capital requirements, we will be required to raise additional funds. If we cannot locate additional sources of capital, we may not be able to fund operations, take advantage of future opportunities, or respond to competitors or changing demands of customers. In the event we are required to raise additional funds to support our operations, we cannot assure you that the additional funds will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, it would likely have a material adverse effect on our financial condition and operating results and we may be unable to satisfy our obligations as they become due.

Further, on page 23 of the Form 10-K under “Outlook,” we state:

We anticipate that we may require additional funds to meet our cash requirements sometime in fiscal 2011. To raise capital, we may seek to sell additional securities, issue debt or convertible securities, obtain additional credit facilities through financial institutions or third parties, or sell assets of the Company. No assurance can be given, however, that we will be able to raise any additional capital, or that such capital will be available to us on acceptable terms. Given the current financial market disruption, credit crisis and state of the economy, including the current recession, it may be particularly difficult at this time to raise any capital on acceptable terms. In the event we cannot raise additional capital or operations continue to decline, we may be unable to satisfy our obligations as they become due.

Finally, the Company addressed the retention of a financial advisor in page 24 of the Form 10-K under “Off-Balance Sheet Arrangements,” stating:

We may, from time to time, seek additional capital to fund our operations, reduce our liabilities, or fund our expansion plans (including acquisitions). The Company engaged a financial advisor on an exclusive basis to provide advisory services to the Company, including the identification of potential investors in an offering of debt, equity, or equity linked securities of the Company, or a strategic based transaction involving the Company. The sale of additional equity or convertible securities would result in dilution to our shareholders.

Item 7-Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

6.               Please tell us and clearly disclose whether there are any amounts available under your credit lines with Mr. Salerno.  We encourage that such amounts be presented though the use of tabular disclosure detailing your total borrowing capacity amounts currently outstanding as well as amounts currently available under your existing credit lines.  In addition, if you presently depend on cash contributions from Mr. Salerno to continue to operate as a going concern, please clearly indicate this fact in your filing.  Furthermore, you should clearly state, if true, that there is no legal obligation for Mr. Salerno to fund your operations and address the effect of losing such funding.

Response: At this time and at the time of filing the Form 10-K, there are and were no amounts available under the Company’s lines of credit with Mr. Salerno.  The Company stated this fact in the Form 10-K on pages 23-24 under “Salerno” as follows:

On December 1, 2008, Mr. Salerno, loaned the Company an additional $500,000 to fund urgent cash flow needs of the Company. Due to the urgency, the funds were advanced on an expedited basis without formal board approval as reported in the Company’s Form 10-Q for the quarter ended October 31, 2008. The independent directors of the Company considered and approved the fairness of a proposed amendment to the April 21, 2008 Guaranty Agreement to cover the total $1,000,000 that has been loaned by Mr. Salerno at the same terms. The outstanding balance of this line of credit was $1,000,000 at January 31, 2010. The Company paid interest to Mr. Salerno totaling $100,000 in fiscal 2010 and $63,630 in fiscal 2009. The total $1,000,000 will be repaid with interest only payments during fiscal 2011 and 2012, and the loan will mature on February 1, 2012.  (Emphasis added).

Management of the Company agrees that tabular presentation of the information would be easier for the reader to digest and proposes to incorporate such in future filings.  The Company does not presently intend to obtain further cash financing from Mr. Salerno.  Notwithstanding the foregoing, it cannot be said that the Company will not request a loan from Mr. Salerno in the future if the circumstances require it, if Mr. Salerno deems it appropriate to provide the contribution, and the Company and Mr. Salerno can reach mutually acceptable terms for such contribution.  Finally, Mr. Salerno is not legally obligated to fund the Company’s operation, and at this time, should Mr. Salerno provide no further funding, then the Company would have to explore financing through alternative channels.  We propose to incorporate in future filings that fact that Mr. Salerno has no legal obligation to fund our operations.

7.               You indicate that effective May 8, 2009, Fidelity canceled its surety bond.  In addition, you indicate that you have been unable to secure a replacement bond.  Please tell us, and disclose in your filings, the reason for the cancelation of the surety bond as well as the reasons you have not been able to secure a replacement bond with acceptable terms.  In this regard, tell us management’s plans in the case that the pledged certificates, which expire on October 2010, are not renewed or able to be renewed.

Response:  Fidelity did not provide a reason for its cancellation of the surety bond.  The Company engaged three different insurance bond brokers in an attempt to replace the surety bond; however, none of the insurance bond brokers were able to find any surety bond companies who offered terms that were less than 90% cash collateralized, which, in our opinion, defeats the purpose of a surety bond.  We currently expect that the pledged certificates will be renewed in full or in part with a combination of cash contribution to make up the difference.  In the event the pledged certificates are not renewed in full, management will seek third-party financing to replace both of the pledged certificates or portions thereof with cash as well as having two independent insurance brokers rebid the surety bond as the terms appear more attractive than were available last year.

8.               Due to the material impact that the reserves required by the Nevada Gaming Commission Regulation 22.040 have on your business and related cash flows, it appears that you should provide a table, for each of the fiscal years presented, which indicates the historical reserves required upon the commencement of football season, or any other events that impact your reserve.  In addition, due to the liquidity issues you currently face and in order to provide investors with a better understanding of your liquidity needs, it appears that you should revise your disclosures to include a range of expected reserves for the corresponding future periods.  For guidance, please refer to Item 303 of Regulation S-K.

Response: In prior years, the Nevada Gaming Control Board granted the Company a variable reserve requirement based upon the Company’s fluctuating needs due to the seasonality of its business, i.e., the football season typically incurred more wagers requiring a larger reserve requirement than the baseball season.  In September 2009 management of the Company reached an agreement with the Nevada Gaming Control Board to increase our cash reserve by $500,000 to $1.62 million and with the $700,000 pledge certificates of deposits, our total reserve is increased now to $2.32 million as of January 31, 2010.  The change in the reserve structure, (i) from a surety bond to a cash/pledged certificate of deposit, and as a result (ii) from a variable to a fixed reserve, was unexpected, did impact our liquidity, and continues to impact our liquidity needs throughout the second quarter of the fiscal year ending January 31, 2011 (which is baseball season and historically our most challenging quarter).  The Company has met its reserve requirement under NGC Regulation 22.040, and that financial obligation is now behind us.  The football preseason begins in August and the season commences in earnest in September.  We believe that once football season commences, the Company will have acclimated to the fixed reserve requirement and be in a position to meet its liquidity issues.  Accordingly, management does not believe that a table presenting historical reserve requirements or a discussion as to the liquidity needs including expected future reserve requirements is necessary or sufficiently useful to investors to warrant its preparation.

Results of Operations, page 24

9.               We note your discussion and analysis of costs of sales is significantly limited.  We believe such disclosure should be more comprehensive than that currently presented.  In particular, while you discuss certain factors to which changes are attributable, we believe your disclosures could be improved by:

•                  use of tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•                  using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;

•                  refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the table above;

•                  ensuring that all of the material factors are quantified and analyzed; and

•                  quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Please expand your narrative to include separate quantification and discussion of significant components of cost of sales as well as a substantive discussion of the nature of your major components (e.g. variable of fixed).

Response:  The Company believes that the discussion and analysis of its cost of sales presented is appropriately comprehensive for our size, market, and the legal limitations within which we operate.  Unlike large manufacturers of associated equipment that have the opportunity to sell their product lines throughout the United States because of widespread gaming, our sports wagering activity is limited to Nevada and with minor exceptions, Oregon, Montana, and Delaware.  Though the Company is the largest manufacturer and distributor of race and sports equipment and software in Nevada and seeks opportunities to expand its position globally, the sales opportunities for the Company at this time are jurisdictionally limited.  As such, the Company discloses and discusses the relevant factors that affect our cost of sales.  Management believes that a quantitative discussion on the underlying business reasons of the relevant factors treads perilously close to unnecessarily divulging competitive advantages.

The Company proposes to present its current information in future filings in table format for ease of reading and will provide a summary discussion of its major components.

Financial Statements

Consolidated Balance Sheet, page 30

10.         On November 17, 2009, AWI Gaming, Inc. entered into an agreement to sell AWI Gaming’s assets including the casino, hotel, land and related businesses commonly known as Sturgeon’s Inn & Casino.  In this regard please tell us why AWI Gaming’s assets were not classified as held for sale.  Please address the criteria set forth in ASC 360-10-45-9.  We may have further comments upon review of your response.

Response: Because AWI Gaming, Inc. entered into the agreement on November 17, 2009, and 777 Gaming, Inc. gave the title company written instructions to cancel escrow on December 8, 2009, and AWI Gaming, Inc. countersigned the cancellation of escrow on December 10, 2009, and the failed transaction was reported in Form 10-Q for the quarter ended October 31, 2009,  the Company and management believes that the assets do not qualify as “held for sale” under ASC 360-10-45-9.

•                  The Company and management did not engage a real estate broker or a business broker to locate a buyer for the asset.

•                  The sale of the asset was not “probable” even though transfer of the asset may have been expected to count as recognition as a completed sale, within one year.  The transaction was subject to customary closing conditions contained in the Asset Purchase and Sales Agreement, including receipt of all gaming and other regulatory approvals, the certainty and timing of which could not be predicted.  However, the obligation of 777 Gaming to close the transaction was contingent upon receipt of a current appraisal of the Acquired Assets for a value that is at least equal to  the purchase price, and 777 Gaming’s ability to obtain financing of at least 75% of the appraised value of the Acquired Assets.  Though AWI Gaming, Inc. believed it had a firm sale price for the assets when it entered into the Asset Purchase and Sale Agreement on November 17, 2009, 777 Gaming, Inc. repeatedly came back to AWI Gaming, Inc. to renegotiate the purchase price until (i) AWI Gaming, Inc. held firm at the reduced purchase price of $2.1 million and (ii) 777 Gaming, Inc. claimed that it could not obtain the requisite financing to complete the transaction, and therefore, gave instructions to the title company to cancel escrow.

•                  The asset was in escrow for only 23 days;

•                  The Asset Purchase and Sale Agreement was entered into and escrow was cancelled within the same reporting period;

•                  Because of the additional and unusual and uncustomary means of terminating the escrow, and the immediate conduct of the 777 Gaming, Inc. to renegotiate the purchase price continuously, AWI Gaming, Inc. and management of the Company came to believe it was probable that 777 Gaming, Inc. would not complete the sale.

•                  The Company and management decided, after the December 8, 2010, notice by 777 Gaming, Inc. of its intent to cancel the escrow and AWI Gaming, Inc.’s own counter-execution of the instructions to cancel escrow on December 10, 2010, to focus AWI Gaming, Inc.’s efforts on making the asset as profitable as possible given the current market conditions.  To recap:

•                  The asset was not, and is not, being actively marketed at a price that is reasonable in relation to its fair market value.

•                  The actions required to complete the transaction clearly indicated from the onset that it was probable that a significant change to the plan was likely or that the plan would be withdrawn.

Accordingly, management did not classify Sturgeon’s as an asset held for sale, and for the reasons stated above does not believe that it meets the criteria for such classification that are set forth in ASC 360-10-45-9.

Consolidated Statements of Operations, page 31

11.         We refer you to the non-operating line item titled “Other”.  Please supplementally provide us with a schedule of the individually significant components of this line item for each period presented.  Describe and quantify each item presented in your response.

Response:  The most significant component is rental income as the following schedule demonstrates:

	2010	2009
Rental income	$43,800	$105,120
Miscellaneous items individually less than $15,000	37,522	7,446
	$81,322	$112,566

12.         Your attention is directed to ASC 260-10-45-20 which states that “if there is a loss from continuing operations, diluted EPS would be computed in the same basis as basic EPS is computed . . .”  Please revise your presentation to comply with this guidance.  Diluted EPS is not “N/A.”  Your related footnote disclosure (page 38) should also be revised.

Response: Management believes that the referenced citation is taken out of context and is intended to provide guidance in specific (and somewhat unique) circumstances that involve both continuing and discontinued operations.  The Company has only continuing operations. The cited language speaks to the computation of diluted “earnings” per share in these specific and unique circumstances but does not suggest presentation of diluted “loss” per share.  Dilution is not possible since anti-dilution rather than dilution is the result of losses and therefore we understand that there can be no diluted loss per share.

Notes to the consolidated financial statements

Note 1-Nature of Operations and Summary of Significant Accounting Policies

Systems, page 37

13.         Please provide us with a detailed discussion of your Systems Segment revenue recognition policy.  Your response should include the applicable literature you relied upon to arrive at your conclusion that revenues are earned upon installation of software and hardware, instead of some later period.  In addition, please specifically address the recognition requirements set forth by ASC Topics 985 and 605, as applicable.

Response: Our software licensing arrangements do not require significant production, modification, or customization of the software.  Except for maintenance services consistently priced on a per terminal, license basis at a standard price per unit across our entire customer base, Our software arrangements also do not provide licenses for multiple software deliverables such as software upgrades or enhancements, or support.  Therefore, much of ASC Topic 985 does not affect or change the Company’s revenue recognition policies that have been in place many years.

In accordance with ASC Topic 605, we recognize revenue when related assets held are readily convertible to known amounts of cash or claims to cash and revenues are considered to have been earned when we have substantially accomplished what we must do to be entitled to the benefits represented by the revenues.

The Company does not earn or collect the software license and equipment fees over the life of the agreement, (the stated initial term is 60 months but automatically renews for consecutive one-year periods indefinitely, without additional cost to the customer, until cancelled by the customer with appropriate written notice, and thus is, in substance, perpetual), or recognize revenue prior to inception of the license term; rather, these fees are earned and paid upon installation, which coincides with the commencement of the license.  The only fees that are recognized over time are for maintenance services, which are collected and earned monthly as the related services are provided priced on a consistent basis across our entire customer base as explained above.

The Company relies substantially upon SAB 101 A, “Topic 13: Revenue Recognition” and its mention of No. 97-2, Software Revenue Recognition.  As SAB 101A states, “Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned.” (internal citation omitted).  Additionally, and directly on point, in Section 3, Delivery and Performance, “Interpretive Response,” the Staff provides the following response with regard to the revenue recognition of software licenses and hardware delivered and installed pursuant to the terms of a contract:

In licensing and similar arrangements (e.g., licenses of motion pictures, software, technology, and other intangibles), the staff believes that delivery does not occur for revenue recognition purposes until the license term begins.  Accordingly, if a licensed product or technology is physically delivered to the customer, but the license term has not yet begun, revenue should not be recognized prior to inception of the license term. Upon inception of the license term, revenue should be recognized in a manner consistent with the nature of the transaction and the earnings process.  (Internal citation omitted.)

14.         Please tell us and clearly disclose whether amounts related to your maintenance agreements are refundable under any circumstances.  In addition, also tell us whether a customer may cancel a maintenance agreement upon request or non-payment at any time.

Response: The Company recognizes revenue from our maintenance agreements on a straight-line basis over the duration of the agreement.  Certain amounts in a few, but not all maintenance agreements, could, under one  very remote condition that has never occurred (an intellectual property infringement claim that required software to be taken out of service and which could not be replaced within a specified time period), be refundable.  A customer may not unilaterally cancel its maintenance agreement at any time.  Non-payment would result in a breach of the agreement, and the Company may seek to enforce its legal and equitable contract rights.

15.         If your license agreements also provide for other deliverables (e.g. upgrades/ enhancements, services or PCS), please explain how you value and account for each applicable element.

Response:  Practically speaking, there are no software upgrades available once the hardware and applicable software license are purchased.  Once in use, changes to the software occur infrequently and typically consist only of minor debugging or patch fixes for a period contractually limited to 90 days following the purchase.  Subsequently, such minor and infrequent modifications are considered part of the support service and included in the maintenance fee.  In the unlikely event that a major upgrade (modification) to the software is developed, customers would be given the opportunity, but are not required, to purchase it separately and to enter into a new software license agreement.  Occasionally, however, a customer will request a custom enhancement.  Such custom enhancements are developed and billed separately and are accounted for as sales and recognized as revenue upon installation and acceptance by the customer.

16.         Reference is made to page 28 of your filing.  You state that there are no recently issued accounting pronouncements that are expected to have a material impact upon your financial statements.  Please explain, supplementally and in detail, why Updates 2009-13 and 2009-14 (EITF 08-1 and EITF 09-03, respectively) are not expected to materially impact your accounting.

Response: We considered the guidance cited in the Staff’s comment and determined that such guidance is not expected to have a material impact upon our financial statements because, as explained in our responses to Staff Comment Nos. 13, 14, and 15, except for the sale of certain hardware and the related applicable software license, our products and services and related pricing are not bundled (no multiple deliverables) so separation into accounting units and the allocation of the consideration received related to the various products and services we offer is not a significant concern, particularly given our practice of pricing maintenance services consistently across our entire customer base.  Hardware and the related perpetual software license sold together function together to deliver the tangible product’s essential functionality and therefore Subtopic 2009-14 also will not have an effect on our financial statements.  In our sales transactions, there are no undelivered elements.  We generally do not offer discounts and exceptions are insignificant.

Note 3-Debt, page 40

17.         We assume that the “Note payable, Sturgeon’s” is actually payable to a bank.  Please revise to disclose the name of the creditor.  In this regard, the loan agreement appears to contain a cross-default clause.  That is, it appears that the developments in the Racusin litigation and/or the cancellation of the Fidelity surety bond could potentially cause a default on the note payable.  Please address this matter supplementally.

Response: The “Note payable, Sturgeon’s” is payable to a bank, and we propose to clarify this fact in subsequent filings.  However, we are unaware of any requirement to disclose the name of the lender and prefer not to do so.  We are also unaware of any “cross-default” provision in our agreement with the bank.  While there are various potential events identified in our agreement that if they were to occur would or might be considered by the bank to be an event of default, whether we have a surety bond or have replaced the surety bond with cash deposits or whether our dispute with Mr. Racusin (which has been ongoing for more than 10 years) remains unresolved, is not one of the events listed.  Although the potential events that are listed, in our opinion, are not atypical, management believes the Company is in full compliance with such covenants, probability of default is considered remote, and management cannot speculate as to how the bank might interpret or change its interpretation of any provision.

If there is any additional information you need for our response to fully address Staff’s comment, we would be pleased to do so supplementally.

Note 6-Commitments and Contingencies, page 45

18.         We note that you are involved in a dispute with Racusin as to whether a breach in your settlement agreement has occurred.  Although that dispute is ongoing, you have recorded significant adjustments to related interest payable in fiscal 2009 and in fiscal 2010 causing you to record a credit balance in the related line item of your income statements for fiscal 2009 and 2010.  Please revise the description of that credit balance from “Litigation Income” to “Reversal of Litigation Accrual” or to a similar title.  The current description is confusing.  In addition, given the fact that you have elected to significantly reduce the interest accrual even though “the calculation of amounts due may be considered later in the litigation, including but not limited to at trial,” it appears that your related assumptions and conclusions should be addressed in detail in your discussion of Critical Accounting Policies and Estimates in MD&A.  Please expand your discussion accordingly.

Response:  As requested, the Company will revise the title from “Litigation Income” to “Reversal of Litigation Accrual” in future filings as suggested.  The Company’s accounting policy and estimate methodology regarding litigation losses and the reversal of litigation accruals is in accordance with ASC 450-20 (derived from FAS No 5).  When a loss is probable and reasonably estimable, the lower range of the possible loss range is recorded.  As the case evolves and legal rulings are received and arguments are developed, such range of possible loss changes and we adjust our estimate accordingly.  We are unaware of any acceptable alternative policy or unique method of estimation that would warrant discussion in the Critical Polices and Estimates section of the MD&A.

Note 7-Related Party Transaction, page 47

19.         You indicate that Mr. Salerno loaned the company an additional $500,000 to fund “urgent cash flow needs of the company”.  In this regard please tell us and revise future filings to describe the nature of the urgency and to address whether you expect a similar situation to transpire during the current fiscal year.

Response: Please refer to our response to Staff’s comment No. 6.  The Company proposes to state in its future filings that Mr. Salerno loaned the Company an additional $500,000 to fund our immediate general operating expenses.  Seasonality and the need to replace the surety bond with cash deposits was the primary cause of the funding need.

Note 8-Income Taxes, page 48

20.         It appears that amounts associated with deferred revenues as well as with unpaid winning tickets could lead to potential deferred assets and liabilities.  However, no amounts appear to be recognized.  In addition, your accounting methodology related to software license fees, maintenance agreements and sales of hardware to customers, could also lead to potential deferred assets and liabilities to be recognized.  Please advise.

Response:  Refundable customer deposits, bets received on future events for which an outcome is not yet known, and unpaid winning tickets are appropriately presented as liabilities and not considered deferred revenues that might result in deferred tax assets and liabilities.  Similarly, the methods we use for reporting revenues are the same for financial and income tax reporting purposes.

21.         We refer to you to the line item titled “Other”.  Please supplementally provide us with a schedule of the individually significant components of this line item for each period presented.  Describe and quantify each temporary difference in your response.

Response:  The item titled “other” constitutes less than 5% and 9% of total deferred tax assets before reduction for valuation allowances in 2010 and 2009, respectively.  Accordingly, since there is no netting in this amount, there are no individually significant components; however, the majority of the amount relates to accrued vacation pay.

22.         Please reconcile contributed services amounts within your tax schedule to amounts presented in the additional supplementary cash flow information within Note 10.

Response:  Amount per page 52 (Additional Supplemental Cash Flow Information) related to contributed services is $193,164.  This amount multiplied by the statutory rate of 34% equals $65,676, the amount presented in the tax schedule, consistent with the stated purpose of the schedule.

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23.         Please provide us with and revise your filing to comply with the disclosure requirements of ASC 740-10-50-15(a) through (d).

Response:  Management has reviewed the positions taken or to be taken on the Company’s tax returns and has concluded that there are no uncertain tax positions requiring recognition or disclosure pursuant to ASC 740.  Further ASC 740-10-50-15(a) and (b) were superseded by ASU 2009-06 and (c) and (d) have been determined by management to be inapplicable.

If you should have any further questions or concerns, please feel free to contact me at (702) 735-0101

Sincerely,

/s/ Terina Salerno

Terina Salerno
General Counsel